UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9591 / May 22, 2014

ADMINISTRATIVE PROCEEDING
File No. 3-15812

In the Matter of **the Registration Statement of** **Creative Vision Alliance Corporation,** **210 White Wing Dr. #B** **Columbia, South Carolina 29229** **Respondent.**	**ORDER MAKING FINDINGS AND ISSUING STOP ORDER PURSUANT TO SECTION 8(d) OF THE SECURITIES ACT OF 1933**

I.

On March 25, 2014, the Securities and Exchange Commission ("Commission") issued an Order Fixing Time and Place of Public Hearing and Instituting Proceedings Pursuant to Section 8(d) of the Securities Act of 1933 ("Securities Act") in the administrative proceedings entitled In the Matter of the Registration Statement of Creative Vision Alliance Corporation ("Respondent").

II.

Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Issuing Stop Order Pursuant to Section 8(d) of the Securities Act of 1933 ("Order"), as set forth below.

III.

On the basis of this Order and Offer submitted by the Respondent, the Commission finds that:

A.   On March 12, 2014, Respondent, a South Carolina corporation headquartered in Columbia, South Carolina, filed a Form S-1 registration statement (the "Registration Statement") with the Commission. Respondent's Registration Statement was labeled as a "prospectus" and stated that Respondent planned to issue 7,000,000 shares of common stock at an offering price of $.25 per share.

B.   The Registration Statement was materially deficient for the following reasons:

1.   The Registration Statement did not include audited financial statements, as required by Form S-1, Part 1—Information Required in Prospectus, Item 11(e), and Regulation S-X of the Securities Act.

2.   The Registration Statement failed to provide management's discussion and analysis of Creative Vision's historical and interim financial information as required by Form S-1, Part 1---Information Required in Prospectus, Item 11(h), and Regulation S-K, Item 303.

3.   The Registration Statement failed to provide signatures as required by Form S-1, Part II.

IV.

On the basis of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanction specified in the Offer submitted by the Respondent.

ACCORDINGLY, IT IS ORDERED that pursuant to Section 8(d) of the Securities Act, the effectiveness of the Registration Statement filed by Respondent and all amendments thereto, be, and it hereby is, suspended.

By the Commission.

Jill M. Peterson
Assistant Secretary